PIPELINE DATA INC.

4400 North Point Parkway

Alpharetta, GA 30022

Voice 1-802-867-0112 Facsimile 1-802-867-2468

June 26, 2009

By Facsimile and Edgar Correspondence

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

ATTN: Maryse Mills-Aperteng

Ryan Houseal
Division of Corporation Finance

RE:	PIPELINE DATA INC. (the “Company”)
Schedule 14C Information Statement

Filed June 19, 2009

File No. 000-50611

Good Afternoon:

I am in receipt of your comment letter to the above referenced Schedule 14C, wherein you have requested that we clarify two points. I am happy to do so by this letter.

Comment One – Corporate Action One – Plans, Proposals or Arrangements to issue Newly Available Common or Preferred Stock:

Within our Information Statement filed with your office on June 19, 2009, we believe we provided this information but realize, based on your comment, that we should have provided this data within the discussion of Corporate Action One. We are happy to clarify and amend and apologize for any inconvenience.

Within the section of our Information Statement entitled “VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF” we had disclosure under “Change of Control”. In this subsection, we provide relevant information describing a February 17th 2009 change of control that was previously disclosed to the public via Form 14F-1 that was filed with the SEC on February 3, 2009. Pursuant to this Change of Control transaction, we issued Common Stock and Non-voting Series A Preferred Stock. Upon the effectiveness of this Information statement the previously issued Common Stock and Series A Convertible Preferred Stock will be automatically cancelled and exchanged for shares of the new Series B Convertible Preferred Stock. The Series B Convertible Preferred Stock is convertible into our Common Stock. We do not currently have any other plans for this stock, including future acquisitions or financings.

We moved this disclosure to the discussion of Corporate Action One. We left non-duplicative information regarding the use of proceeds in the section on Voting Securities to complete the disclosure.

Comment Two – Corporate Action One – Possible Anti-Takeover Effects from the increase in our authorized shares of Common Stock and Preferred Stock

We note your comment and added disclosure under Corporate Action One to clarify possible Anti-Takeover Effects of the stock increase resulting from Corporate Action One.

We acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities law of the United States.

I would be happy to discuss these issues with you further but trust this amendment addresses your concerns. Should you find this acceptable, the Company would like to file a definitive proxy statement immediately upon clearance.

Should you have questions or comments, please feel free to call me at 802-867-0112.

Kind regards,

/s/ Sheila G. Corvino

Sheila G. Corvino